02045273

PE
6/30/02

RECD S.E.C.
JUL 3 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. Announcement of the Notice of Record Date for the Extraordinary General Meeting of Shareholders

On June 21, 2002, NEC Corporation (the "Company") announced the public notice of record date for the Extraordinary General Meeting of Shareholders (the "Notice").

2. Outline of the Reports

Following is the English translation of the Notice.

(Translation)

7-1, Shiba 5-chome,
Minato-ku, Tokyo
NEC Corporation

June 21, 2002

PUBLIC NOTICE OF RECORD DATE FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby notified that a record date for determining shareholders entitled to exercise the rights of shareholders at our Extraordinary General Meeting of Shareholders, scheduled to be held in late August 2002, has been set as Monday, July 8, 2002, and that shareholders recorded either in the Register of Shareholders or the Register of Beneficial Shareholders at the close of business on such day shall be deemed the shareholders entitled to exercise the rights of shareholders thereat.

Transfer Agent Handling Office: Transfer Agent Department,
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhiro Yagi
Associate Senior Vice President and
General Maneger
Legal Division

Date: June 24, 2002